ARC Group Worldwide, Inc. | 810 Flightline Blvd. | Deland, FL 32724 | (386) 736-4890

January 11, 2018

Via Edgar and Overnight Courier

Ms. Pamela A. Long

Assistant Director

Office of Manufacturing and Construction

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Mail Stop 4631

Washington, D.C. 20549

Re:                             ARC Group Worldwide, Inc.

Registration Statement on Form S-1

Filed December 8, 2017

File No. 333-221967

Form 10-K for Fiscal Year Ended June 30, 2017

File No. 001-33400

Dear Ms. Long:

The Company is in receipt of the comment letter, dated January 4, 2018 (the “Comment Letter”) from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) in respect of the above-referenced Registration Statement on Form S-1 (the “Registration Statement”) and the Company’s Annual Report on Form 10-K for the fiscal year ended June 30, 2017 (the “Annual Report”).  In response to the comments raised in the Comment Letter by the Staff, the Company has filed with the SEC: (a) Amendment No. 1 to the Registration Statement on Form S-1 (the “Amended Registration Statement”) and (b) Amendment No. 1 to the Annual Report (the “Amended Annual Report”), which incorporates the changes made in response to the Comment Letter.

The Company submits this letter in response to the Comment Letter. For ease of reference, the text of each of the Staff’s comments is reproduced in italics bold-face type below, followed by the Company’s responses. For the Staff’s convenience, we are sending via overnight courier “redlined” copies of (a) the Amended Registration Statement showing all changes to the filing since the filing of the Registration Statement; and (b) the Amended Annual Report showing all changes to the filing against the Annual report as filed with the SEC on September 26, 2017.

Pamela A. Long	U.S. Securities and Exchange Commission
January 11, 2018	Page 2

REGISTRATION STATEMENT ON FORM S-1

General

1.                                      Please ensure that the registration statement is printed in type that is at least as large as 10-point font. Please see Rule 420 of the Securities Act.

Response: The Company acknowledges the Staff’s comment and confirms that the printed document will comply with the 10-point modern type size requirement of Rule 420 of the Securities Act, except as necessary for convenient presentation, financial statements and other tabular data, including tabular data in notes, as permitted by Rule 420(a) of the Securities Act.

2.                                      Please fill in all blanks for information not omitted in reliance on Rule 430A of the Securities Act.

Response: The Company acknowledges the Staff’s comment and will provide in the Amended Registration Statement and any subsequent amendments to the Registration Statement all information required by Form S-1 and Regulation S-K that may not be properly excluded under Rule 430A.  The Company acknowledges that the Staff may have additional comments when items that are currently blank are completed or when exhibits are filed and will endeavor to complete or file such items in as timely a manner as possible to facilitate the Staff’s review if required in such regard.

Material U.S. Federal Income Tax Consequences, page 35

3.                                      We note your belief that the receipt of subscription rights pursuant to the rights offering should not be treated as a taxable distribution for US federal income tax purposes and that a holder will not recognize any gain or loss on exercise of these rights. A tax opinion must be filed whenever the tax consequences are set forth in the filing. Please file a tax opinion as an exhibit to the filing or provide us your analysis why the tax consequences of the receipt and exercise of subscription rights are not material to an investor and therefore no tax opinion is required to be filed. Please see Item 601(b)(8) of Regulation S-K and Section III.A of Staff Legal Bulletin 19.

Response: In response to the Staff’s comment, the Company has filed an opinion of tax counsel as an exhibit to the Amended Registration Statement and made corresponding changes in the Amended Registration Statement.

Incorporation of Certain Information By Reference, page 40

4.                                      Please revise this section to incorporate the Form 8-K filed on November 30, 2017.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure as requested.

Pamela A. Long	U.S. Securities and Exchange Commission
January 11, 2018	Page 3

Exhibit Index

5.                                      We note you indicate that a number of your exhibits are to be filed by amendment. Please file all required exhibits as promptly as possible.

Response: The Company acknowledges the Staff’s comment and has filed all remaining exhibits with the Amended Registration Statement as required.

FORM 10-K FOR THE YEAR ENDED JUNE 30, 2017

Consolidated Statements of Cash Flows, Page 45

6.                                      Please revise future periodic filings to comply with the reporting requirements of ASC 205-20-50-5B regarding the presentation of the cash flows of your discontinued operations.

Response: The Company acknowledges the Staff’s comment and confirms that in future filings it will comply with the reporting requirements of ASC 205-20-50-5B in connection with the presentation of the cash flows of the discontinued operations.

Item 9A — Controls and Procedures, Page 69

7.                                      We note your current disclosure identified the existence of material weaknesses but does not disclose management’s conclusion on the effectiveness of internal controls. Please amend your filing to conclude on the effectiveness of internal control over financial reporting as of June 30, 2017, as required by Item 308(a)(3) of Regulation S-K.

Response: The Company acknowledges the Staff’s comment and has revised its disclosure relating to the effectiveness of internal controls over financial reporting so as to more clearly state that management reached a collective conclusion that controls over financial reporting were not effective as of June 30, 2017.

We have endeavored to respond comprehensively to all comments by the Staff. Should you find that we have inadvertently omitted any information or should you have additional questions or comments, please contact our counsel, Wuersch & Gering LLP, Attention Travis L. Gering, at (212) 509-4723.  Thank you very much.

Sincerely,

/s/ Drew M. Kelley
Drew M. Kelley
Interim Chief Executive Officer